Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2017 FINANCIAL RESULTS, THE COMPLETED ACQUISITION OF THE M/T ‘ARISTAIOS’, AS WELL AS THE SALE OF THE M/T ‘ARISTOTELIS’ AND THE ACQUISITION OF THE M/T ‘ANIKITOS’.

ATHENS, GREECE — (Marketwired) — 1/31/18 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the fourth quarter ended December 31, 2017 and announced the completed acquisition of the M/T ‘Aristaios’, as well as the sale of the M/T ‘Aristotelis’ and the acquisition of the M/T ‘Anikitos’.

The Partnership’s net income for the quarter ended December 31, 2017 was $6.8 million, compared with $13.7 million for the fourth quarter of 2016 and $9.7 million for the previous quarter ended September 30, 2017. Net income for the quarter ended December 31, 2017 includes a non-cash impairment charge of $3.3 million from the sale of the M/T ‘Aristotelis’. After taking into account the preferred interest in net income attributable to the holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of December 31, 2017 (the “Class B Units”, and such holders the “Class B Unitholders”), and the interest attributable to the general partner, net income per common unit for the quarter ended December 31, 2017 was $0.03 or, before taking into account the impairment charge, $0.06, compared to $0.09 for the fourth quarter of 2016 and $0.05 for the previous quarter ended September 30, 2017.

Operating surplus prior to allocations to our capital reserve and distributions to the Class B Units for the quarter ended December 31, 2017 amounted to $30.3 million, compared to $34.0 million for the fourth quarter of 2016, and $30.3 million for the previous quarter ended September 30, 2017. We allocated $13.2 million to the capital reserve during the fourth quarter of 2017, which is $1.4 million less than the previous quarter. The decrease in the quarterly allocation to the capital reserve reflects the reduction in the overall level of our debt and the amortization payments under our credit facilities, following the partial prepayment and successful refinancing of substantially all of the Partnership’s indebtedness in the fourth quarter of 2017. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $14.3 million for the fourth quarter of 2017. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the fourth quarter of 2017 reached $64.1 million corresponding to an increase of 2.7% compared to $62.4 million during the fourth quarter of 2016. The increase in total revenues was primarily a result of the higher number of voyage charters performed by our vessels compared to the fourth quarter of 2016 and the increase in the number of operating days in the fourth quarter of 2017 compared to the corresponding period in 2016, partially offset by lower charter rates earned by certain of our vessels during the fourth quarter of 2017, compared to the average charter rates earned during the corresponding period in 2016.

Voyage expenses for the fourth quarter of 2017 were $5.1 million compared to $2.7 million in the fourth quarter of 2016. The increase was mainly attributable to the increase in the number of voyage charters performed by certain of our vessels in the fourth quarter of 2017 compared to the same period in 2016.

Total expenses for the fourth quarter of 2017 were $51.4 million compared to $43.2 million in the fourth quarter of 2016. Total vessel operating expenses during the fourth quarter of 2017 amounted to $23.0 million, an increase of 12.7% compared to $20.4 million during the fourth quarter of 2016. The increase in operating expenses mainly reflects the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of the M/T ‘Aktoras’ and M/T ‘Aiolos’, which were previously employed on bareboat charters and the acquisition of M/T ‘Amor’ in October 2016. Total expenses for the fourth quarter of 2017 include vessel depreciation and amortization of $18.4 million in line with the fourth quarter of 2016 and an impairment charge of $3.3 million in connection with the sale of the M/T ‘Aristotelis’. General and administrative expenses for the fourth quarter of 2017 were $1.7 million, compared to $1.8 million in the fourth quarter of 2016.

Total other expense, net for the fourth quarter of 2017 was $5.9 million compared to $5.4 million in the fourth quarter of 2016. Total other expense, net includes interest expense and finance costs of $6.1 million for the fourth quarter of 2017, compared to $6.2 million in the fourth quarter of 2016. The decrease primarily reflects the lower average amount of debt outstanding following the Partnership’s refinancing and partial prepayment that was completed in the fourth quarter of 2017, partially offset by an increase in the LIBOR weighted average interest rate in the fourth quarter of 2017 compared to the corresponding period in 2016.

As of December 31, 2017, total partners’ capital amounted to $933.4 million, an increase of $5.6 million compared to $927.8 million as of December 31, 2016. The increase primarily reflects net income for the year ended December 31, 2017 and the net proceeds from the issuance of common units under our at-the-market equity offering, partially offset by distributions declared and paid during the year ended 2017 of $51.6 million.

Total cash as of December 31, 2017 amounted to $81.3 million, of which restricted cash (under our credit facilities) amounted to $18.0 million.

As of December 31, 2017, the Partnership’s total debt was $475.8 million, a decrease of $129.2 million compared to $605.0 million as of December 31, 2016 due to the partial prepayment of $116.2 million in connection with the refinancing of a majority of the Partnership’s indebtedness during the fourth quarter of 2017 and scheduled loan principal payments during the first nine months of 2017.

Completed Acquisition of the M/T ‘Aristaios’

On January 17, 2018, the Partnership acquired the eco-type crude tanker ‘Aristaios’ (113,689 dwt, Ice Class 1C, built 2017, Daehan Shipbuilding Co. Ltd., South Korea) for a total consideration of $52.5 million from the Partnership’s sponsor, Capital Maritime & Trading Corp. (‘Capital Maritime’). The M/T ‘Aristaios’ is currently employed under a time charter to Tesoro Far East Maritime Company (‘Tesoro’) at a gross daily rate of $26,400. The Tesoro charter commenced in January 2017 with duration of five years +/- 45 days. The Partnership funded the acquisition through available cash in the amount of $24.2 million and the assumption of a $28.3 million term loan under a credit facility previously arranged by Capital Maritime with Credit Agricole Corporate and Investment Bank and ING Bank NV, as mandated lead arrangers and book-runners. The term loan bears interest at LIBOR plus a margin of 2.85% and is payable in twelve consecutive semi-annual instalments of approximately $0.9 million beginning in July 2018, plus a balloon payment payable together with the last semi-annual instalment due in January 2024. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

The acquisition of the M/T ‘Aristaios’ was entered into on an arm’s length basis and was reviewed and unanimously approved by the conflicts committee of our Board of Directors and our entire Board of Directors.

Sale of the M/T ‘Aristotelis’ and Acquisition of the M/T ‘Anikitos’

On December 22, 2017, the Partnership entered into a memorandum of agreement for the sale of the M/T ‘Aristotelis’ (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd., South Korea) to an unaffiliated third party for the amount of $29.4 million. Upon entering into the sale, the Partnership classified the M/T Aristotelis ‘as held for sale’ and in this respect recognized an impairment charge of $3.3 million. Delivery of the M/T ‘Aristotelis’ to its buyer is expected in March 2018, before the vessel’s scheduled special survey.

In addition, the Partnership has agreed to acquire, conditional upon the successful completion of the sale of the M/T ‘Aristotelis’, the M/T ‘Anikitos’ an eco-type MR product tanker (50,082 dwt IMO II/III Chemical Product Tanker built 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of approximately $31.5 million from Capital Maritime. The M/T ‘Anikitos’ is currently employed by Petróleo Brasileiro S.A. (“Petrobras”), at a gross daily rate of $15,300 with earliest charter expiry in June 2020. The charterer has the option to extend the time charter for eighteen months (+/-30 days) at the same gross daily rate.

The Partnership intents to fund the acquisition of the M/T ‘Anikitos’ with the net proceeds to be received from the sale of the M/T ‘Aristotelis’, available cash and the assumption of a term loan under a credit facility previously arranged by Capital Maritime with ING Bank NV at an amount representing approximately 50% of the vessel’s charter free market value at the time of the dropdown. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown with an expected final maturity date in June 2023 and bears interest at LIBOR plus a margin of 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. We expect the Partnership to take delivery of the M/T ‘Anikitos’ in March 2018, following the delivery of the M/T ‘Aristotelis’ to its new owners.

The agreement to acquire the M/T ‘Anikitos’ was entered into on an arm’s length basis and was reviewed and unanimously approved by the conflicts committee of our Board of Directors and our entire Board of Directors.

Fleet Employment Update

The M/T ‘Aktoras’ (36,759 dwt, IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) secured employment with Shell Tankers Singapore Private Limited (‘Shell’) for one year (+/- 30 days) at a gross daily rate of $13,500. The charterer has the option to extend the time charter for an additional year (+/-30 days) at a gross daily rate of $14,500. The new charter commenced in January 2018. The vessel was previously employed with Capital Maritime at a gross daily rate of $11,000 plus 50/50 profit share on actual earnings settled every six months under a ten- to twelve-month time charter which was expected to expire in August 2018. Capital Maritime agreed to terminate its charter before its mandated expiration, in order for the Partnership to receive the full benefit of the new charter to Shell.

The M/T ‘Atlantas II’ (36,759 dwt, IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) has been chartered to Capital Maritime for eight months at a gross daily rate of $11,000 plus 50/50 profit share on actual earnings settled every six months. The vessel was previously fixed to Capital Maritime under a one-year charter at a gross daily rate of $13,000, which expired in early December 2017. The new charter commenced in January 2018.

Finally, Repsol Trading S.A. (‘Repsol’) has exercised its option under its current charter of the M/T ‘Amadeus’ (50,108 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.) to extend its employment for an additional year (+/- 30 days) at a gross daily rate of $14,750, which represents an increase of $250 per day compared to the current daily rate. As a result, the earliest charter expiration has been extended to October 2019.

All charter transactions with Capital Maritime listed above were unanimously approved by the Conflicts Committee of the Partnership.

Following the new employment updates listed above, the acquisition of the M/T ‘Aristaios’, the sale of the M/T ‘Aristotelis’ and the acquisition of the M/T ‘Anikitos’ (assuming for this purpose that both the sale of the M/T ‘Aristotelis’ and the acquisition of the M/T ‘Anikitos’ have been completed), the Partnership’s charter coverage for 2018 is 66%.

Quarterly Common and Class B Unit Cash Distribution

On January 17, 2018, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.08 per common unit for the fourth quarter of 2017 payable on February 13, 2018 to common unit holders of record on February 2, 2018.

In addition, on January 17, 2018, the Board declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2017, in line with the requirements of the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The fourth quarter of 2017 Class B Unit cash distribution will be paid on February 9, 2018 to Class B Unitholders of record on February 2, 2018.

Market Commentary

Product Tanker Market

The product tanker spot market saw continued improvement in the fourth quarter of 2017, albeit at a modest pace. Most gains were registered east of Suez on the back of a steady supply of cargoes in the market. Increased clean petroleum products export quotas issued by China, combined with robust refinery margins, encouraged refineries to boost refinery runs and push more products into the export market, therefore stimulating demand for product tankers. In the West, the market was also under upwards pressure, particularly from early November onwards, as rates for Medium Range (“MR”) product tankers recorded strong gains on the back of U.S. petroleum product exports out of the U.S. Gulf reaching new record levels. This positive sentiment spilled to the Atlantic market, with rates on the transatlantic trade gradually moving higher.

In the period market, rates and activity increased, reflecting the improvement in the spot market. As a result of the improving spot market and the strong product tanker market fundamentals, one year period rates for MR product tankers have increased by approximately 10% year-on-year.

On the supply side, despite somewhat increased activity in terms of new orders for product tankers in 2017, the orderbook remains close to historically low levels. At the end of the fourth quarter of 2017, the MR product tanker orderbook stood at approximately 8.0% of the current fleet, close to record low levels. In addition, product tanker deliveries continued to experience significant slippage during 2017, as 36.7% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Looking ahead, analysts estimate that net fleet growth for product tankers will slow to 1.6% in 2018, while on the demand side analysts expect growth of 3.8%. Growing intra-Asian products trade and U.S. products exports are expected to be key factors for products trade growth in 2018.

Suezmax Tanker Market

The Suezmax spot market experienced relatively higher rates during the fourth quarter of 2017 compared to the previous quarter. The increase was primarily driven by seasonally higher demand and strong Chinese crude imports. The market was also supported by rising long-haul crude trade between the Atlantic Basin and Asia on the back of rising U.S. and Brazilian output and as Asian countries continue diversifying their crude sources. Despite the relative improvement, rates remained close to historically low levels for this time of the year. Most of the weakness was attributable to high fleet growth, as 57 Suezmaxes entered the market in 2017, which is among the highest levels of annual Suezmax fleet growth on record. Adding pressure on rates, the oil production cut agreement between OPEC and Non-OPEC oil producers has resulted in lower cargo volumes entering the market and therefore lower employment opportunities for Suezmaxes.

The time charter market for Suezmaxes continued to remain illiquid and accordingly period rates remained at low levels, mirroring the lack of a material improvement in the spot market.

On the supply side, the Suezmax orderbook represented, at the end of the fourth quarter of 2017 approximately 11.5% of the current fleet. The delivery of new vessels is expected to slow down over the coming years, as 39 and 15 vessels are expected to be delivered in 2018 and 2019 respectively, assuming no cancellations or slippage. Analysts estimate that slippage for the full year of 2017 amounted to 21.9% of expected deliveries. In 2018, Suezmax dwt demand is projected to grow by a robust 4.7%. While the decision in late November 2017 to extend the OPEC-led supply cuts until the end of 2018 could continue to limit Middle Eastern exports, Suezmax dwt demand is expected by analysts to be supported by firm oil demand growth and strong expansion in U.S. exports to long-haul destinations in the Far East. Concurrently, growth in the Suezmax fleet is expected to slow to 3.5% in 2018.

Finally, it is worth highlighting that overall tanker demolition activity increased to 11.1 million dwt in 2017, which compares favorably with the 2.5 million dwt demolished in 2016.

Neo-Panamax Container Market

Chartering activity for container vessels remained relatively healthy in the fourth quarter of 2017, despite this traditionally being a seasonally weaker period. Notably, the idle container fleet stood at the end of 2017 at approximately 2% of the current fleet, when compared to 7% at the end of 2016.

At the end of 2017, the container orderbook remained close to historically low levels, standing at 13.4% of the current fleet, down from 13.7% in the previous quarter. Slippage for 2017 is estimated at 38.6%, while container vessel demolition for full year 2017 is estimated at 397,903 TEUs.

Overall, analysts expect container vessel demand to grow by 5% in 2018, while the container fleet is expected to expand by 4%.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are pleased to have completed the acquisition of the M/T ‘Aristaios’, soon after refinancing the majority of our indebtedness in the fourth quarter of 2017. The acquisition of the M/T ‘Aristaios’ provides good cash flow visibility to our unitholders underpinned by another four years of remaining employment to a solid counterparty.”

“Moreover, towards the end of the fourth quarter, we took advantage of an opportunity in the second-hand market to sell the M/T ‘Aristotelis’ to an unaffiliated third party at an attractive price and committed to replace her with a younger, second generation eco MR product tanker, the M/T ‘Anikitos’ with long term employment in place. The net cash outflow for the intended replacement is currently estimated to be less than $2.0 million. As such, we believe that this is an excellent trade for the Partnership and together with the acquisition of the M/T ‘Aristaios’, this further contributes towards our long term goal of replenishing our fleet.”

“We are also pleased to see the Partnership continue to deliver strong common unit distribution coverage after accounting for our debt amortization and the Class B Unit distributions. It is worth highlighting here that during the fourth quarter we have seen signs of improvement in the product tanker space, where we have most of our short- to medium-term re-chartering exposure.”

“In these circumstances and subject to market conditions and availability of financing, we continue to aim to take advantage of a range of acquisition opportunities, whether from Capital Maritime or in the second-hand market, with the objective of further increasing the long-term distributable cash flow of the Partnership.”

Conference Call and Webcast

Today, January 31, 2018, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 7, 2018 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 37 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines, Petrobras, Repsol Trading S.A., Tesoro, Shell and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, our ability to obtain financing and pursue growth opportunities, our expectations or objectives regarding future distribution amounts, our capital reserve, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended December 31,		For the year ended December 31,
	2017	2016	2017	2016
Revenues	$52,758	$52,456	$204,462	$205,594
Revenues — related party	11,347	9,945	44,653	36,026

Total Revenues	64,105	62,401	249,115	241,620

Expenses:
Voyage expenses	5,080	2,582	15,165	9,920
Voyage expenses — related party	—	92	—	360
Vessel operating expenses	20,059	17,542	74,516	66,637
Vessel operating expenses — related party	2,974	2,832	11,629	10,866
General and administrative expenses	1,672	1,750	6,234	6,253
Vessel depreciation and amortization	18,379	18,418	73,993	71,897
Impairment of vessel	3,282	—	3,282	—

Operating income	12,659	19,185	64,296	75,687

Other income / (expense), net:
Interest expense and finance cost	(6,061)	(6,223)	(26,605)	(24,302)
Other income	162	782	792	1,104

Total other expense, net	(5,899)	(5,441)	(25,813)	(23,198)

Partnership’s net income	$6,760	$13,744	$38,483	$52,489

Preferred unit holders’ interest in Partnership’s net income	$2,775	$2,775	$11,101	$11,101
General Partner’s interest in Partnership’s net income	$73	$215	$522	$818
Common unit holders’ interest in Partnership’s net income	$3,912	$10,754	$26,860	$40,570
Net income per:
• Common unit, basic and diluted	$0.03	$0.09	$0.22	$0.34
Weighted-average units outstanding:
• Common units, basic and diluted	126,528,715	120,477,800	123,845,345	119,803,329

Total Partnership’s comprehensive income:	$6,760	$13,744	$38,483	$52,489

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of December 31, 2017	As of December 31, 2016
Cash and cash equivalents	63,297	106,678
Trade accounts receivable, net	4,772	2,497
Prepayments and other assets	3,046	3,943
Inventories	5,315	4,761
Assets held for sale	29,027	—

Total current assets	105,457	117,879

Fixed assets
Vessels, net	1,265,196	1,367,731

Total fixed assets	1,265,196	1,367,731

Other non-current assets
Above market acquired charters	75,035	90,243
Deferred charges, net	1,519	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,009	598

Total non-current assets	1,360,759	1,480,726

Total assets	1,466,216	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	50,514	39,568
Trade accounts payable	9,631	8,686
Due to related parties	14,234	16,095
Accrued liabilities	15,111	7,861
Deferred revenue, current	18,800	19,986
Liability associated with vessel held for sale	14,781	—

Total current liabilities	123,071	92,196

Long-term liabilities
Long-term debt, net	403,820	562,619
Deferred revenue	5,920	16,033

Total long-term liabilities	409,740	578,652

Total liabilities	532,811	670,848

Commitments and contingencies

Total partners’ capital	933,405	927,757

Total liabilities and partners’ capital	1,466,216	1,598,605

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the year ended December 31,
	2017	2016
Cash flows from operating activities:
Net income	38,483	52,489
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	73,993	71,897
Amortization and write off of deferred financing costs	1,262	1,250
Amortization of above market acquired charters	15,208	14,542
Equity compensation expense	1,156	1,074
Impairment of vessel	3,282	—
Changes in operating assets and liabilities:
Trade accounts receivable	(2,275)	183
Prepayments and other assets	486	(600)
Inventories	(719)	(354)
Trade accounts payable	2,764	(595)
Due to related parties	(1,861)	(6,059)
Accrued liabilities	7,624	662
Deferred revenue	(11,299)	24,267
Dry-docking costs paid	(1,130)	(3,670)

Net cash provided by operating activities	126,974	155,086

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(2,038)	(90,782)
Increase in restricted cash	—	(1,000)

Net cash used in investing activities	(2,038)	(91,782)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	17,815	4,546
Expenses paid for issuance of Partnership units	(247)	(784)
Proceeds from issuance of long-term debt	—	35,000
Deferred financing costs paid	(4,993)	(31)
Payments of long-term debt	(129,262)	(17,354)
Dividends paid	(51,630)	(68,193)

Net cash used in financing activities	(168,317)	(46,816)

Net (decrease) / increase in cash and cash equivalents	(43,381)	16,488

Cash and cash equivalents at the beginning of the year	106,678	90,190

Cash and cash equivalents at the end of the year	63,297	106,678

Supplemental cash flow information
Cash paid for interest	19,646	23,763
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	35	106
Capital expenditures included in liabilities	312	1,383
Capitalized dry docking costs included in liabilities	11	1,141
Deferred financing costs included in liabilities	79	—
Assumption of loan regarding the acquisition of the shares of Filonikis Product Carrier S.A.	—	15,750
Units issued to acquire Filonikis Product Carrier S.A.	—	911

Appendix A — Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure — Operating Surplus	For the three-month period ended December 31, 2017	For the three-month period ended December 31, 2016	For the three-month period ended September 30, 2017
Partnership’s net income	6,760	13,744	9,651

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	19,062	18,928	19,193
Amortization of above market acquired charters and straight line revenue adjustments	1,223	1,355	1,471
Impairment of vessel	3,282	—	—

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	30,327	34,027	30,315

Capital reserve	(13,208)	(14,644)	(14,644)

Class B preferred units distribution	(2,775)	(2,775)	(2,776)

Operating Surplus after capital reserve and Class B Preferred Units distribution	14,344	16,608	12,895

Increase in recommended reserves	(3,969)	(6,625)	(2,520)

Available Cash	10,375	9,983	10,375

[1]	Depreciation and amortization line item includes the following components:
•	Vessel depreciation and amortization; and
•	Deferred financing costs and equity compensation plan amortization.